

ANNUAL REPORT 2001

HAROLD'S



Dear Harold's Shareholders,

The year 2001 marked a time of transition for Harold's. While the year was clearly very disappointing from a profitability standpoint, it was also a year of repositioning the company for future growth.

LETTER TO SHAREHOLDERS

The Company was downsized as we consolidated many functions into our Dallas headquarters. We simplified our Company through the elimination of our catalog and e-commerce businesses. Additionally, significant changes were made in our New York organization. Many functions were eliminated or transferred to our Dallas headquarters, and we moved to more economical office space for the remainder of the New York-based team. Overall, we achieved expense savings of over $1,500,000.

A major emphasis was placed on better management of our inventory - our biggest and most valuable asset. This resulted in a decrease of 33% in our inventory levels. Our inventory is now more current and in line with sales plans.

The major focus of the year was on re-connecting with our loyal Harold's customer through an improved product offering and relaunch of our customer loyalty program. We refined our fit, added emphasis to a more balanced size assortment, and worked with our suppliers for an improved quality level.



SALES
in thousands
$150,000
130,000
110,000
90,000
70,000
50,000
30,000
$119,919
$129,244
$136,262
$127,484
$104,624
98
99
00
01
02

Customer feedback was solicited and monitored closely to determine that we were on the right track. As we entered the fourth quarter, we began to see an improvement in comparable store sales trends after many months of declines. We feel this can be attributed to our reconnecting with the Company's heritage product assortment and improvement in our quality, fit, store presentation and customer service levels.

I especially want to thank our loyal customers as well as the tremendous efforts of the Company's associates, managers, merchants and corporate employees across our 52 locations and offices as we now look forward to an exciting future for the Harold's brand.

CLARK HINKLEY

CHIEF EXECUTIVE OFFICER

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Harold's Stores, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States and include amounts that are based on management's best estimates and judgment where necessary. Management believes that all representations made to our external auditors during their examination of the financial statements were valid and appropriate.

To meet its responsibility, management has established and maintains a comprehensive system of internal control that provides reasonable assurance as to the integrity and reliability of the consolidated financial statements, that assets are safeguarded, and that transactions are properly executed and reported. This system can provide only reasonable, not absolute, assurance that errors and irregularities can be prevented or detected. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control is subject to close scrutiny by management and is revised as considered necessary.

The Board of Directors of Harold's Stores, Inc. has engaged Arthur Andersen LLP, independent public accountants, to conduct an audit of the 2001 consolidated financial statements. Their report is included on the following page.

Clark J. Hinkley
Chief Executive Officer

Jodi L. Taylor
Chief Financial Officer

Report of Independent Public Accountants

To the Board of Directors and Stockholders of
Harold's Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Harold's Stores, Inc. (an Oklahoma corporation) and subsidiaries as of February 2, 2002 and February 3, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harold's Stores, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the consolidated financial statements, effective January 31, 1999, the Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This pronouncement required the Company to capitalize certain internal costs that were previously expensed.

Arthur Andersen LLP

Dallas, Texas
March 18, 2002

HAROLD'S STORES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	February 2, 2002	February 3, 2001
ASSETS:		
Current assets:		
Cash and cash equivalents	$ 562	608
Trade accounts receivable, less allowance for doubtful Accounts of $200 in 2001 and 2000	6,386	5,805
Note and other receivables	17	169
Merchandise inventories	21,551	32,279
Prepaid expenses	1,919	2,805
Income taxes receivable	4,237	980
Deferred income taxes	1,678	1,873
Total current assets	36,350	44,519
Property and equipment, at cost	32,248	34,115
Less accumulated depreciation and amortization	(16,400)	(15,111)
Net property and equipment	15,848	19,004
Deferred income taxes	1,528	2,330
Goodwill (net)	-	3,358
Total assets	$53,726	69,211

The accompanying notes are an integral part of this consolidated balance sheet.

HAROLD'S STORES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	February 2, 2002	February 3, 2001
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Current liabilities:		
Accounts payable	$ 6,901	7,073
Redeemable gift certificates	1,071	1,128
Accrued payroll expenses and bonuses	1,049	1,011
Accrued rent expense	1,244	901
Current maturities of long-term debt	1,979	2,397
Total current liabilities	12,244	12,510
Long-term debt, net of current maturities	18,452	24,533
Commitments and contingent liabilities (Notes 10 and 12)		
Preferred stock of $.01 par value Authorized 1,000,000 shares; issued and outstanding 312,783 in 2001 and none in 2000; entitled to $20.00 per share plus accrued but unpaid dividends in liquidation	6,113	-
Stockholders' equity:		
Common stock of $.01 par value Authorized 25,000,000 shares; issued and outstanding 6,089,128 in 2001 and 6,084,097 in 2000	61	61
Additional paid-in capital	34,200	34,187
Retained deficit	(17,342)	(2,078)
	16,919	32,170
Treasury stock of 205 shares in 2001 and 2000 recorded at cost	(2)	(2)
Total stockholders' equity	16,917	32,168
Total liabilities and stockholders' equity	$53,726	69,211

The accompanying notes are an integral part of this consolidated balance sheet.

HAROLD'S STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Share Data)

	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	52 Weeks Ended January 29, 2000
Sales	**$104,624**	127,484	136,262
Costs and expenses:			
Cost of goods sold (including occupancy, central buying expenses and product development interest, exclusive of items shown separately below)	**82,034**	93,776	95,137
Selling, general and administrative expenses	**31,639**	35,691	39,663
Depreciation and amortization	**4,241**	4,457	4,451
Write-off of goodwill	**3,015**	-	-
Interest expense	**1,402**	1,754	1,114
	122,331	135,678	140,365
Loss before income taxes	**(17,707)**	(8,194)	(4,103)
Benefit for income taxes	**(3,077)**	(3,278)	(1,641)
Net loss	**$(14,630)**	(4,916)	(2,462)
NET LOSS APPLICABLE TO COMMON STOCK:			
Net loss	**$(14,630)**	(4,916)	(2,462)
Less: Preferred stock dividends and accretion of preferred stock issuance costs	**634**	-	-
Net loss applicable to common stock	**$(15,264)**	(4,916)	(2,462)
Net loss per common share:			
Basic	**$ (2.51)**	$ (0.81)	$ (0.41)
Diluted	**$ (2.51)**	$ (0.81)	$ (0.41)
Weighted average number of common shares	**6,087,143**	6,080,481	6,074,886
Weighted average number of common shares assuming dilution	**6,087,143**	6,080,481	6,074,886

The accompanying notes are an integral part of these consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in Thousands)

	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	52 Weeks Ended January 29, 2000
Common stock:			
Balance (net of treasury shares), beginning of year	$ 59	60	60
Stock bonuses, issued no shares in 2001 or 2000, and 1,314 shares in 1999	-	-	-
Shares issued to members of the board of directors, 5,031 shares in 2001, 9,030 shares in 2000, and none in 1999	-	-	-
Treasury shares repurchased, none in 2001, 115 in 2000, and none in 1999	-	(1)	-
Balance (net of treasury shares), end of year	$ 59	59	60
Additional paid-in capital:			
Balance, beginning of year	$ 34,187	34,170	34,161
Stock bonuses	-	-	9
Shares issued to members of the board of directors	13	17	-
Treasury shares repurchased	-	-	-
Balance, end of year	$ 34,200	34,187	34,170
Retained (deficit) earnings:			
Balance, beginning of year	$ (2,078)	2,838	5,300
Net loss	(14,630)	(4,916)	(2,462)
Preferred stock dividends	(634)	-	-
Balance, end of year	$(17,342)	(2,078)	2,838

The accompanying notes are an integral part of these consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	52 Weeks Ended January 29, 2000
Cash flows from operating activities:			
Net loss	$ (14,630)	(4,916)	(2,462)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	7,256	4,457	4,451
Deferred income tax provision (benefit)	997	(2,389)	(630)
(Gain) loss on sale of assets	27	(374)	(393)
Shares issued under employee incentive plans	-	-	9
Shares issued to members of the board of directors	13	17	-
Changes in assets and liabilities:			
(Increase) decrease in trade and other receivables	(429)	1,518	(354)
Decrease (increase) in merchandise inventories	10,728	6,665	(7,871)
Decrease (increase) in prepaid expenses	886	(193)	335
(Increase) decrease in income taxes receivable	(3,257)	388	(1,368)
(Decrease) increase in accounts payable	(172)	(969)	1,869
Increase in accrued expenses	324	251	297
Decrease in income taxes payable	-	-	(480)
Net cash provided by (used in) operating activities	1,743	4,455	(6,597)
Cash flows from investing activities:			
Acquisition of property and equipment	(1,118)	(2,107)	(5,644)
Proceeds from disposal of property and equipment	348	849	901
Payments received for note receivable	-	35	797
Net cash used in investing activities	(770)	(1,223)	(3,946)
Cash flows from financing activities:			
Borrowings on long-term debt	150	3,000	1,593
Payments of long-term debt	(2,405)	(2,726)	(1,302)
Advances on revolving line of credit	134,287	64,427	52,034
Payments of revolving line of credit	(138,531)	(68,046)	(41,511)
Proceeds from the issuance of preferred stock	5,795	-	-
Preferred stock dividends	(315)	-	-
Net cash (used in) provided by financing activities	(1,019)	(3,345)	10,814
Net (decrease) increase in cash and cash equivalents	(46)	(113)	271
Cash and cash equivalents at beginning of year	608	721	450
Cash and cash equivalents at end of year	$ 562	608	721
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 53	178	853
Interest	$ 1,660	2,259	1,568
Non-cash investing and financing activities:			
Debt issued to purchase stock of CMT	$ -	2,545	-
Capital lease obligation assumed in acquisition of CMT	$ -	37	-
Issuance of common stock to members of the board of directors	$ 13	17	-
Preferred stock dividends	$ 256	-	-

The accompanying notes are an integral part of these consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Entity

Harold's Stores, Inc., an Oklahoma corporation (the Company), operates a chain of "updated traditional", classic styled ladies and men's specialty apparel stores. The Company offers its merchandise in 52 stores primarily across the South and Southwest. The Company creates the majority of its product assortment through its private label program. The product development and private label programs provide an exclusive selection of upscale merchandise to the consumer.

On February 18, 2000, the Company entered into a stock purchase agreement pursuant to which the Company purchased all the issued and outstanding shares of CMT Enterprises, Inc. ("CMT"), a New York corporation. The Company issued a promissory note in the amount of $2.54 million and assumed long-term debt of CMT, payable to the Company, in the amount of $1.385 million. The excess of the purchase price over the fair value of the net assets acquired, approximately $3,576,000, was recorded as goodwill. The goodwill was originally being amortized over a 15-year period, but this estimated life was changed to seven years during 2001. During the third quarter of 2001, management's analysis indicated the remaining goodwill balance should be written off.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

Reclassifications

Certain comparative prior year amounts in the consolidated financial statements have been reclassified to conform to the current year presentation.

Definition of Fiscal Year

The Company has a 52-53 week year that ends on the Saturday closest to January 31. Prior to the quarter ended November 3, 2001, the period from February 4, 2001 through February 2, 2002 was designated as fiscal 2002 because the year ended in calendar year 2002. Beginning with the quarter ended November 3, 2001, the Company decided to change this designation. The period from February 4, 2001 through February 2, 2002 is now designated as 2001 because the overwhelming majority of this period is contained within calendar year 2001. Any references made to prior or future periods were adjusted accordingly. This change was made in an effort to limit potential confusion of readers of the Company's financial statements and filings. This method of defining accounting years is consistent with several other retailers in the Company's industry.

Cash and Cash Equivalents

Cash and cash equivalents include overnight investments and credit card receivables collected within three business days.

Accounts Receivable and Finance Charges

Trade accounts receivable primarily represents the Company's credit card receivables from customers. These customers are primarily residents of Oklahoma and Texas. Finance charges on these revolving receivables are imposed at various annual rates in accordance with the state laws in which the Company operates, and are recognized in income when earned. Minimum monthly payments are required generally equal to ten percent of the outstanding balance. The average liquidation rate at February 2, 2002 was approximately 3.0 months. Finance charge revenue is netted against selling, general and administrative expenses and was approximately $1,074,000, $1,111,000, and $1,052,000, in 2001, 2000, and 1999, respectively.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the retail method of accounting. Manufacturing inventories of raw materials, work-in-process and in-transit items are valued at the lower of cost (first-in, first-out method) or market, and approximate $3,220,000 and $6,759,000 in 2001 and 2000, respectively.

Capitalization of Interest

During 1999, the Company began capitalizing interest related to construction of new store locations. Interest attributed to funds used to finance construction projects is capitalized as an additional cost of the related assets. Capitalization of interest ceases when the related projects are substantially complete. The Company capitalized no interest for 2001 and approximately $11,000 and $56,000 for 2000 and 1999, respectively. These costs are included in leasehold improvements in the accompanying balance sheets. For 2001, 2000 and 1999, the Company also capitalized approximately $4,000, $13,000 and $34,000, respectively, of interest related to computer software costs. See discussion of computer software costs below.

Derivatives

The Company uses forward exchange contracts to reduce exposure to foreign currency fluctuations related to certain purchase commitments. The Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the vesting designation. The Company did not enter into any derivative contracts during 2001 or 2000.

Stock Options

The Company follows the intrinsic value method of accounting for common stock options granted to employees, in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations.

Revenue Recognition

Sales from store locations represented 100% of the Company's total sales for 2001. These sales are recognized at the time of the customer's purchase. Catalog and website sales no longer represent any of the Company's sales as these selling methods were eliminated in the first quarter of 2001. Catalog and website sales were 2% and 4% of sales during 2000 and 1999, respectively. These sales were recognized at the time the order was shipped to the customer.

Preopening Expenses and Catalog Costs

In 2001, the Company ceased accepting sales through its catalog but has continued mailing a small publication to the database of its active customers. This mailer is used solely as an advertising vehicle as the customer is unable to order merchandise from it. Approximately $141,000 and $146,000, of these publication costs were included in prepaid expenses at February 2, 2002 and February 3, 2001, respectively. The Company incurred approximately $3,889,000, $6,269,000, and $7,942,000, in advertising expenses, of which approximately $1,292,000, $2,366,000, and $4,207,000, was related to these publications during 2001, 2000 and 1999, respectively.

Depreciation, Amortization and Maintenance and Repairs

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the life of the respective leases or the expected life of the improvements. The following are the estimated useful lives used to compute depreciation and amortization:

Buildings	30 years
Leasehold improvements	5-10 years
Furniture and equipment	4-7 years
Software and related costs	3 years

Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized in the property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed from the respective accounts and the resulting gain or loss is recognized.

Computer Software Costs

For 2001, 2000 and 1999, software related costs of approximately $94,000, $66,000 and $168,000, respectively were capitalized. These costs are amortized into earnings over the life of the related software.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Earnings Per Common Share

Basic earnings per share is computed by dividing net loss applicable to common stock by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if the Company's outstanding stock options were exercised (calculated using the treasury stock method).

The following table reconciles the net loss applicable to common shares and weighted average common shares outstanding used in the calculation of basic and diluted earnings per common share for the periods indicated:

	2001	2000	1999
	(Amounts in thousands, except per share data)		
Net loss applicable to common shares, basic and diluted	**$(15,264)**	(4,916)	(2,462)
Weighted average number of common shares outstanding – basic	**6,087**	6,080	6,075
Dilutive effect of potential common shares issuable upon exercise of employee stock options	**-**	-	-
Weighted average number of common shares outstanding – diluted	**6,087**	6,080	6,075
Loss per share:			
Basic	**$(2.51)**	(0.81)	(0.41)
Diluted	**$(2.51)**	(0.81)	(0.41)

Options to purchase 1,813,149 shares of common stock at prices ranging from $2.25 to $16.71 per share were outstanding during 2001, but were not included in the computation of earnings per share because the options' exercise price was greater than the average market price of common shares. The options expire through the year 2011.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Long-Lived Assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that an impairment loss be recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and that the measurement of any impairment loss be the difference between the carrying amount and the fair value of the asset. Adoption of SFAS No. 144 is required for financial statements for periods beginning after December 15, 2001. The Company will adopt this new standard effective February 3, 2002 and management believes the adoption of this new standard will not have a material impact on its consolidated financial position or results of operation.

Comprehensive Income

In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of "comprehensive income" and its components in a set of financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company currently does not have any components of comprehensive income that are not included in net earnings. Therefore no separate statement is presented.

2. Fair Value of Financial Instruments

Balance Sheet: Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these financial instruments. Note receivable and substantially all of the debts are at variable interest rates, therefore, fair value approximates book value.

Off balance sheet: There were no outstanding notional principal amounts of forward exchange contract commitments at February 2, 2002 or at February 3, 2001.

3. Note Receivable

On November 6, 1996, the Company made a term loan to CMT in the principal amount of $2,750,000 to be used by CMT to refinance its existing revolving line of credit and for working capital purposes. The loan was governed by a loan agreement containing terms and conditions customary to financing of this type. Interest income is netted against selling, general and administrative expenses and was zero during 2001 and approximately $15,000 and $260,000 during 2000 and 1999, respectively.

On February 18, 2000, the Company entered into a stock purchase agreement pursuant to which the Company purchased all of the issued and outstanding shares of CMT. As part of the purchase accounting for this transaction, the note receivable from CMT was eliminated.

4. Property and Equipment

Property and equipment at February 2, 2002 and February 3, 2001 consisted of the following:

	2001	2000
	(in thousands)	
Land	$ 631	631
Buildings	2,368	2,464
Leasehold improvements	13,534	13,917
Furniture and equipment	15,715	17,103
	$32,248	34,115

5. Long-term Debt

Long-term debt at February 2, 2002 and February 3, 2001 consisted of the following:

	2001	2000
	(in thousands)	
Borrowings under line of credit with a maximum line of $30,000,000, bearing interest at a weighted-average variable rate (4.51% at February 2, 2002 and 8.5% at February 3, 2001) payable monthly, $30,000,000 principal due November 2003. This line of credit is secured by substantially all the assets of the Company.	**$15,531**	19,776
Note payable to financial institution, bearing interest at a variable rate (4.00% at February 2, 2002 and 8.50% at February 3, 2001), due in quarterly installments of principal of $250,000, with final payment due January 2004. Interest is paid monthly and the note is secured by substantially all the assets of the Company.	**2,000**	3,000
Note payable to financial institution, secured by building and land, bearing interest at a fixed rate (8.34%), due in monthly installments of principal and interest of approximately $11,000, with final payment due June, 2011.	**875**	-
Note payable to financial institution, secured by building and land, bearing interest at a fixed rate (8.34%), due in monthly installments of principal and interest of approximately $9,000, with final payment due June, 2011.	**-**	774
Note payable to financial institution, secured by certain equipment, bearing interest at a fixed rate (8.0%), due in monthly installments of principal and interest of approximately $18,000, with final payment due March, 2003.	**240**	412
Note payable to financial institution, secured by certain equipment, bearing interest at a fixed rate (8.1%), due in monthly installments of principal and interest of approximately $12,000, with final payment due November, 2004.	**365**	466
Note payable to financial institution, secured by building and land, bearing interest at a fixed rate which converts to a variable rate in December 2002 (8.5% at February 2, 2002 and February 3, 2001), due in monthly installments of principal and interest of approximately $11,000, with final payment due December, 2005.	**885**	940
Note payable to the former owner of CMT Enterprises, Inc., unsecured, bearing interest at a fixed rate (5.6%), due in monthly installments of principal and interest of approximately $91,000, with final payment due July, 2002.	**535**	1,562
Total long-term debt	**20,431**	26,930
Less current maturities of long-term debt	**1,979**	2,397
Long-term debt, net of current maturities	**$18,452**	24,533

The borrowing base under the Company's primary line of credit is limited to $30 million and is secured by first priority liens upon substantially all of the Company's existing and future acquired assets including, but not limited to, accounts receivable, inventory, and property and equipment. Approximately $0.7 million was available at February 2, 2002. The line of credit contains various financial and nonfinancial covenants which limit the Company's ability to incur indebtedness, merge, consolidate, acquire or sell assets; requires the Company to maintain a minimum tangible net worth of $26 million; limits the Company's capital expenditures to $2,500,000 annually; and requires the Company to satisfy a fixed charge coverage ratio. The Company was in compliance with all covenants at February 2, 2002, except for the minimum tangible net worth and the fixed charge coverage ratio covenants. The Company, however, received waivers for both covenants effective February 2, 2002, to be in compliance with the debt agreement. See Note 14.

The annual maturities of the above long-term debt as of February 2, 2002 are as follows (in thousands):

Year	
2002	$ 1,979
2003	16,832
2004	263
2005	777
2006	90
2007 and subsequent	490
Total	$20,431

6. Income Taxes

Income tax benefit for the years ended February 2, 2002, February 3, 2001, and January 29, 2000, consisted of the following:

	2001	2000	1999
		(in thousands)	
Current	**$(4,074)**	(889)	(1,011)
Deferred	**997**	(2,389)	(630)
Total	**$(3,077)**	(3,278)	(1,641)

Income tax expense differs from the normal tax rate as follows:

	2001	2000	1999
Statutory tax rate	**34.0%**	34.0%	34.0%
Changes in income taxes caused by:			
State income taxes	**6.0**	6.0	6.0
Non-deductible goodwill	**(7.6)**	-	-
Net operating loss valuation allowance and other	**(15.0)**	-	-
Effective tax rate	**17.4%**	40.0%	40.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at February 2, 2002, and February 3, 2001, are presented below:

	2001	2000
	(in thousands)	
Deferred tax assets - current:		
Allowance for doubtful accounts	80	80
Merchandise inventories	1,023	1,180
Accrued expenses	533	536
Deferred compensation	42	77
	1,678	1,873
Deferred tax assets – noncurrent:		
Property and equipment	1,528	976
Net operating loss	3,024	1,354
	4,610	2,330
Less: Valuation allowance	(3,024)	-
	1,528	2,330

The net operating losses of the Company will expire in 2021. Management believes it is more likely than not that the Company will fully realize the net deferred tax assets.

7. Stock and Stock Options

The Company has authorized 1,000,000 shares of preferred stock, par value $.01 per share. This preferred stock may be issued in one or more series and the terms and rights of such stock will be determined by the Board of Directors. On February 28, 2001, the Company executed a definitive agreement to allow an investor to purchase from the Company 300,000 shares of convertible preferred stock for a total purchase price of $6 million. See Note 12 to the Consolidated Financial Statements for additional information. Under this preferred stock agreement, each of the 300,000 initially issued shares of preferred stock are convertible into 15.6863 shares of common stock of the Company. The preferred shares have voting rights equal to the number of common shares into which they may be converted. Until converted, the preferred stock is entitled to receive quarterly dividends that cumulate annually at a rate of 10% per annum, which would be reduced to 8% per annum if the Company's operating income for any fiscal year ending after February 28, 2001 exceeds $4,735,000. Dividends are payable 50% in cash and 50% in additional shares of preferred stock until February 28, 2003 and thereafter in additional shares of preferred stock or cash as the holder of the preferred stock may elect. Shares of preferred stock issued in respect of dividends are convertible into common stock based upon an average market price of the common stock as of the respective dividend dates.

The Company has reserved 3,000,000 shares of its common stock for issuance to key employees under its current stock option and equity incentive plan, which was adopted in April 1993 and amended in June 1995 and again in June 2000. The plan has a term of ten years. The Compensation Committee of the Board of Directors may grant incentive or non-qualified stock options, restricted stock, stock appreciation rights and other stock-based and cash awards under the provisions of the plan. The exercise price of incentive stock options is the fair market value of the stock at the date of the grant, plus ten percent if the employee possesses more than ten percent of the total combined voting power of all classes of the Company's stock. Options granted may have a term of up to ten years, except that incentive stock options granted to stockholders who have more than ten percent of the Company's voting stock at the time of the grant may have a term of up to five years. No options were granted to stockholders who have more than 10% of the Company's voting stock during 2001, 2000 or 1999 under the incentive plan. Twenty percent of each option grant, except for grants to non-employee board members, vests immediately with the remaining options vesting at 20% per year for four years. Non-employee board members are required to wait six months from the date of grant before exercising any options from that grant, at which time the options are fully vested. Any unexercised portion of the options will automatically and without notice terminate upon the applicable anniversary of the issuance date or termination of employment. A summary of the status of the Company's stock option plan, and activity for the periods indicated, is presented as follows:

	Options Outstanding		Options Exercisable	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Balance of options outstanding, 1998	621,523	$8.62	395,433	$8.90
Granted	183,499	5.98		
Terminated	(83,624)	7.80		
Balance of options outstanding, 1999	721,398	8.04	455,602	$8.61
Granted	319,926	2.70		
Terminated	(71,550)	4.77		
Balance of options outstanding, 2000	969,774	6.52	618,304	$7.63
Granted	1,209,000	2.33		
Terminated	(69,736)	4.48		
Balance of options outstanding, 2001	2,109,038	$4.19	932,602	$6.09

As of the year ended February 2, 2002, the range of exercise prices and weighted average remaining contractual life of outstanding options was $1.20 - $16.71, and 7.4 years, respectively. The following table summarizes information about the Company's stock options, which were outstanding, and those, which were exercisable as of February 2, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercisable Price
$1.20-4.06	1,437,943	9.0	$2.38	351,243	$2.39
$4.06-7.66	450,293	4.6	$6.75	360,557	$6.85
$7.66-16.71	220,802	2.5	$10.71	220,802	$10.71

Additionally, as of February 2, 2002, restricted stock awards for up to $3,500 market value of common stock were outstanding under the plan. These awards may be exercised over the remaining one-year vesting period in equal annual installments at the fair market value of common stock on such installment vesting date. After giving effect to the outstanding and exercised awards, and based upon the price of common stock on February 2, 2002, the Company may award 1,296 shares or options under the plan.

The weighted average fair values of options granted under the non-qualified plan during 2001, 2000 and 1999 were $2.04, $1.62, and $3.13, respectively.

The fair value of each non-qualified and incentive option granted was estimated using the Black-Scholes Option Pricing Model with the following assumptions for 2001, 2000 and 1999: risk-free interest rate of 4.98% for 2001, 5.98% for 2000, and 5.69% for 1999; expected dividend yield of 0% for all periods; expected lives of approximately seven years for 2001, 2000 and 1999; and volatility of the price of the underlying common stock of 68.4% for 2001, 47.5% for 2000, and 41.0% for 1999.

Had the Company elected to recognize compensation expense based on the fair value of the stock options granted as of their grant date, the Company's 2001, 2000 and 1999 pro forma net earnings and pro forma net earnings per share would have differed from the amounts actually reported as shown in the table below. The pro forma amounts shown reflect only options granted in 1995 through 2001. Therefore, the full impact of calculating compensation cost for stock options based on their fair value is not reflected in the pro forma net income amounts presented because compensation cost is reflected over the options' vesting period of up to 10 years and compensation cost for options granted prior to January 29, 1995 is not considered.

		2001	2000	1999
Net loss	As reported	**($15,264)**	(4,916)	(2,462)
(in thousands)	Pro Forma	**($16,001)**	(5,187)	(2,746)
Loss per share - basic	As reported	**($2.51)**	(0.81)	(0.41)
	Pro Forma	**($2.63)**	(0.85)	(0.45)

8. Retirement and Benefit Plans

The Company has a profit sharing retirement plan with a 401(k) provision that allows participants to contribute up to $11,000 of their compensation before income taxes. Eligible participants are employees at least 21 years of age with one year of service. The Company's Board of Directors will designate annually the amount of the profit sharing contribution as well as the percentage of participants' compensation that it will match as 401(k) contributions. For the years ended February 2, 2002, February 3, 2001, and January 29, 2000, the Company contributed approximately $238,000, $242,000, and $248,000, respectively, to the 401(k) plan.

The Company has reserved 280,145 shares of common stock for issuance by the Company to employees under its stock purchase plan which covers all employees who meet minimum age and service requirements. The reserved shares number has been adjusted to reflect the effects of stock dividends since inception of the Plan. The Company's management will determine from time to time the amount of any matching contribution as well as the percentage of participants' compensation that it will match as purchase contributions. The purchase price of shares covered under the Plan is the fair market value as of the date of purchase in the case of newly issued shares and the actual price paid in the case of open market purchases. The Plan was implemented in January 1994. For the years ended February 2, 2002, February 3, 2001, and January 29, 2000, the Company's matching contributions were approximately $27,000, $40,000, and $56,000. No new shares were issued in 2001 or 2000. Approximately 71,000, 81,000 and 41,000 shares were purchased on the open market in 2001, 2000 and 1999, respectively. On March 16, 2001, the Company filed a Form S-8 to increase the registered shares under the Plan by 250,000 shares for a total of 530,145 registered shares (including shares purchased or to be purchased in the open market).

9. Related Party Transactions

The Company leases its Norman, Oklahoma retail and outlet stores along with certain related facilities, some of its office space and a distribution center facility from a limited partnership whose partners include Rebecca Powell Casey, Michael T. Casey, H. Rainey Powell and Lisa Powell Hunt, all of whom are stockholders of the Company. Rebecca Powell Casey is also an executive officer and a director of the Company. The store lease terms in 2001, 2000 and 1999, provided for annual base rental payments and percentage rent equal to four percent of sales plus insurance, utilities, and property taxes. During the years ended February 2, 2002, February 3, 2001, and January 29, 2000, the total of such rent for the stores and certain related facilities was approximately $231,000, $273,000, and $73,000, respectively. The term of the retail space lease is twelve years commencing June 4, 1996. The office space lease expires September, 2010 with annual rent payments of $453,204 plus insurance and property taxes until August, 2001 at which time the annual rent became $478,382, plus insurance, utilities and property taxes until August, 2004 at which time the annual rent will be $503,560, plus insurance, utilities and property taxes until August, 2007 at which time annual rent will be $528,728, plus insurance, utilities and property taxes until expiration of the lease. This lease contains two renewal options of five years each. The term of the distribution center lease is sixteen years commencing July 1, 1996, with annual rental payments of $338,438 plus insurance, utilities and property taxes until July, 2001, at which time the annual rent increased annually on a fixed scale which has a maximum annual rent up to $419,951 during the final year of the lease.

On July 23, 2001, the Company entered into a real estate sale agreement with the related-party limited partnership mentioned above. Under this sale agreement, some land and a building owned by the Company were sold, at appraised value, to this limited partnership for a total sales price of $176,000. Total proceeds to the Company were approximately $174,000 after selling expenses and the total gain recognized by the Company was approximately $150,000. The limited partnership obtained its own financing for the purchase price. All surveys, inspections and appraisals related to this transaction were performed by independent professionals with no affiliation to the Company.

See Note 12 for information concerning the employment contracts with certain of the Company's executive officers.

10. Facility Leases

The Company conducts a majority of its retail operations from leased store premises under leases that will expire within the next ten years. In addition to minimum rental payments, certain leases provide for payment of taxes, maintenance, and percentage rentals based upon sales in excess of stipulated amounts.

Minimum rental commitments (excluding renewal options) for store, distribution premises, office space and equipment under noncancelable operating leases having a term of more than one year as of February 2, 2002 were as follows (in thousands):

Year:	
2002	$ 8,062
2003	8,042
2004	7,285
2005	7,087
2006	6,963
2007 and subsequent	21,163
Total	$58,602

Total rental expense for the years ended February 2, 2002, February 3, 2001, and January 29, 2000, was as follows (in thousands):

	2001	2000	1999
Base rent	**$8,163**	8,296	7,250
Additional rents computed as percentage of sales	**427**	635	1,365
Total	**$8,590**	8,931	8,615

11. Business Concentrations

More than 95% of the ladies' apparel sales were attributable to the Company's product development and private label programs during 2001, 2000 and 1999. The breakdown of total sales between ladies' and men's apparel was approximately 76% and 24% for 2001 and 78% and 22% for 2000 and 1999.

12. Commitments and Contingent Liabilities

The Company issues letters of credit which are used principally in overseas buying, cooperative buying programs, and for other contract purchases. At February 2, 2002, the Company had outstanding approximately $322,000 in letters of credit to secure orders of merchandise from various domestic and international vendors.

The Company entered into no forward exchange contracts during the year ended February 2, 2002. Normally, forward exchange contracts require the Company to exchange U.S. dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. The contracts are usually of varying short-term duration and include a window delivery feature that provides the Company with an option to enter into a swap agreement in the event that all of the currency is not utilized at the end of the contract's delivery term. A swap allows the Company to sell the unused currency, at the contract's maturity, to the counterparty at the current market rate and then buy back the same amount for the time period to which the Company wants to extend. The counterparty to the derivative transactions is a major financial institution. The credit risk is generally limited to the unrealized gains or losses in such contracts should this counterparty fail to perform as contracted. The Company considers the risk of counterparty default to be minimal.

Pursuant to an employment and consulting agreement, the Chairman Emeritus was paid $25,000 in 2001 and $75,000 in 2000 plus deferred annual compensation of $25,000 in each year. Effective February 28, 2001, the employment and consulting agreement was amended to reduce annual payments to $25,000 in each year.

Pursuant to employment agreements each dated February 1, 1998 and amended May 1, 1999, the former Chairman of the Board and Chief Executive Officer was paid an annual salary of $270,000 plus an annual performance bonus, and the President was paid an annual salary of $200,000 plus an annual performance bonus. Effective February 28, 2001, the former President ceased employment with the Company and the former Chairman of the Board and Chief Executive Officer changed responsibilities to Executive Vice President - Trend and Design and, pursuant to further amendments to her employment agreement, is paid an annual salary of $225,000 plus an annual performance bonus. In conjunction with the equity transaction below, the Company hired a new Chief Executive Officer at an annual salary of $450,000 plus an annual performance bonus. The new Chief Executive Officer has extensive retail experience in the area of women's specialty apparel and directs the daily operations of the Company through the executive management team. He is also a member of the board of directors.

On February 28, 2001, the Company executed a definitive agreement for the purchase by Inter-Him N.V., of which Ronald de Waal is a Managing Director, from the Company of 300,000 shares of a new Series 2001-A Preferred Stock for a total purchase price of $6 million. The purchase provided Inter-Him with special voting rights that empower it to elect a majority of the board of directors and maintain effective control over the Company. Proceeds from the sale of the preferred stock were used to repay debt under the Company's revolving credit facility, which may be re-borrowed by the Company in accordance with the terms of that facility. Excluding the preferred stock purchased in this transaction, Inter-Him owns 11.3% of the Company's outstanding shares and has been a more than 5% shareholder of the Company since 1994.

The Company is involved in various claims, administrative agency proceedings and litigation arising out of the normal conduct of its business. Although the ultimate outcome of such litigation cannot be predicted, the management of the Company, after discussions with counsel, believes that resulting liability, if any, will not have a material effect upon the Company's financial position or results of operations.

13. **Business Segments**

The Company manages its operations on an individual store basis. Financial information is maintained for each store and provided to the Company's management for review and as a basis for decision making. The Company fully allocates all expenses down to a pre-tax level and monitors each store's performance accordingly. Given the economic characteristics of the store formats, the similar nature of the products sold, the type of customer and method of distribution, the operations of the Company are aggregated into one reportable segment. While some of the Company's miscellaneous operations qualify as operating segments, they are not considered material to the consolidated financial statements for the purpose of making operating decisions and do not meet the threshold for disclosure under Statement of Financial Accounting Standards (SFAS) No. 131 "Disclosure About Segments of an Enterprise and Related Information."

14. **Subsequent Event (Unaudited)**

On April 12, 2002, the Company amended its line of credit agreement, and this amendment was made effective as of February 2, 2002. Under this amended agreement, the Company's borrowing base is limited to $25 million and the Company must maintain a minimum tangible net worth of $15 million. Additionally, an amendment fee of $125,000 associated with this transaction will be paid $50,000 at closing with the remainder due the earlier of June 30, 2002, or upon receipt of the Company's Federal tax refunds. The new interest rate applicable to this new agreement is the prime lending rate plus one percent. Other terms of the agreement pertain to borrowing availability related to inventory levels and fixed coverage charge ratios.

SUPPLEMENTARY DATA

Summarized unaudited quarterly financial results are as follows (in thousands, except per share data):

	First	Second	Third	Fourth
52 Weeks Ended February 2, 2002				
Sales	$26,667	$23,346	$24,965	$29,646
Gross profit on sales	6,045	4,552	5,691	6,302
Net loss applicable to common stock	(2,215)	(2,858)	(6,922)	(3,269)
Net loss per common share:				
Basic	($0.36)	($0.47)	($1.14)	($.54)
Diluted	($0.36)	($0.47)	($1.14)	($.54)
53 Weeks Ended February 3, 2001				
Sales	$34,323	$28,600	$31,099	$33,462
Gross profit on sales	10,980	7,349	9,381	5,998
Net (loss) earnings	44	(1,348)	(426)	(3,186)
Net (loss) earnings per common share:				
Basic	$0.01	($0.22)	($0.07)	($0.53)
Diluted	$0.01	($0.22)	($0.07)	($0.53)
52 Weeks Ended January 29, 2000				
Sales	$35,300	$29,828	$32,814	$38,320
Gross profit on sales	12,080	10,518	10,341	8,186
Net (loss) earnings	531	94	(465)	(2,622)
Net (loss) earnings per common share:				
Basic	$0.09	$0.02	($0.08)	($0.44)
Diluted	$0.09	$0.02	($0.08)	($0.44)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following table reflects items in the Company's statements of operations as a percentage of sales for the periods indicated:

	52 Weeks 2001	53 Weeks 2000	52 Weeks 1999
Sales	**100.0%**	100.0	100.0
Cost of goods sold	**(78.4)**	(73.6)	(69.8)
Selling, general and administrative expenses	**(30.2)**	(27.9)	(29.1)
Depreciation and amortization	**(4.1)**	(3.5)	(3.3)
Write-off of goodwill	**(2.9)**	-	-
Interest expense	**(1.3)**	(1.4)	(0.8)
Loss before income taxes	**(16.9)**	(6.4)	(3.0)
Benefit for income taxes	**(2.9)**	(2.6)	(1.2)
Net loss	**(14.0)%**	(3.8)	(1.8)

The following table reflects the increases and decreases in Company sales for the periods indicated:

	52 Weeks 2001	53 Weeks 2000	52 Weeks 1999
Sales (000's)	**$104,624**	127,484	136,262
Total sales growth	**(17.9)%**	(6.4)%	5.4%
Decline in comparable store sales (52-53 week basis)	**(16.3)**	(11.9)	(3.1)
Store locations:			
Existing stores beginning of period	**52**	51	44
Stores closed	-	(1)	(2)
New stores opened during period	-	2	9
Total stores at end of period	**52**	52	51

Total Company sales decreased 17.9% in 2001 as compared to a decrease of 6.4% in 2000 and an increase of 5.4% in 1999. No new locations were opened during 2001 compared to the opening of two new locations during 2000. The Company believes the sales decrease in 2001 was primarily because the ladies' merchandise assortment for the first half of the year was not meeting the needs of the Company's target customer of age 40, but instead was targeting a younger audience in terms of styling and fit. During the fourth quarter of 2001, the Company reported a significant improvement in sales trends as customer response to the holiday and preview merchandise assortments continued to improve. Comparable store sales declined 0.8% during the fourth quarter in the 44 full-price retail stores as compared to a decline of 14.9% for the full year of 2001 and decreased 3.4% total company for the quarter. Like many other retailers, the Company's sales were significantly impacted by the tragic events of September 11, 2001. During 2001, comparable store sales declined 16.3% in total for the year. Excluding the week of September 11, 2001, the decline in comparable store sales was 15.3% for the year. In early 2001, the Company ceased conducting business through the catalog and internet, resulting in a decrease in sales of $2.3 million for the year as compared to 2000.

Total Company sales decreased 6.4% in 2000 as compared to an increase of 5.4% in 1999. The Company believes that the declines experienced in 2000 were the result of the merchandise assortments not meeting the needs of the more conservative and professional customers. While the fall merchandise began to be more positively received, the Company was challenged with convincing its customers that it had returned to the more traditional merchandise that the customer had come to expect. The increases in 1999 were primarily due to the addition of new stores. The Company opened two outlets during 2000, relocated one store and closed one store. The two new outlets are located in Dawsonville, Georgia and San Marcos, Texas. The relocated store is in Atlanta, Georgia at the Perimeter Mall and the store that was closed was in Buford, Georgia (Atlanta metro area). The Company opened seven stores and two outlets during 1999 and closed two stores. Stores were opened in Palo Alto, California; Southlake and Houston, Texas; Tampa, Florida; Indianapolis, Indiana; and Marietta and Buford, Georgia (near Atlanta). The two new outlets are located in Phoenix, Arizona and Williamsburg, Virginia. The two stores that were closed were in Birmingham, Alabama and downtown Oklahoma City, Oklahoma.

Comparable store sales declined 16.3% during 2001, compared to a decline of 11.9% in 2000. The Company believes that the declines experienced in comparable store sales during 2001 were primarily attributable to disappointing sales in ladies' merchandise assortments. The declines experienced in comparable store sales during 2000 were primarily attributable to disappointing sales in fall and holiday merchandise combined with winter storms that severely impacted January business.

The Company's gross margin decreased to 21.6% in 2001 from 26.4% in 2000, or 4.8% of sales. Higher occupancy costs that did not leverage due to lower sales represented 0.4% of the total 4.8% decrease. Additional declines are primarily attributed to additional markdowns on slow-selling merchandise inventory incurred due to sales shortfalls, aggressive efforts to liquidate prior season inventory and continued editing of assortments in an effort to improve inventory turnover. The Company's gross margin decreased to 26.4% in 2000 from 30.2% in 1999, or 3.8% of sales. Higher occupancy costs that did not leverage due to lower sales represented 1.3% of the total 3.8% decrease. In addition, increased markdowns were taken during the period as a result of lower than expected sales of fall and holiday merchandise.

Selling, general and administrative expenses increased by 2.3% of sales in 2001 compared to a decrease of 1.2% of sales in 2000. The increase in selling, general and administrative expenses as a percentage of sales in 2001 were primarily due to the sales declines experienced for the year and the lack of leverage of fixed payroll costs. Selling, general and administrative expenses decreased by 1.2% of sales in 2000. The decrease in selling, general and administrative expenses as a percentage of sales in 2000 was primarily due to reductions in advertising and catalog expenditures as well as declines in controllable store level expenses and corporate overhead.

During the third quarter of 2001, after a review of the goodwill balance originating from the purchase of CMT Enterprises, Inc. in February 2000, and the material changes that had occurred in the operation, it was determined that a write-off of the entire goodwill balance was deemed appropriate. The net amount of goodwill that was written off was approximately $3,015,000 that represented 2.9% of sales for the year 2001.

During 2001, the total interest costs decreased $599,000 from 2000 due to lower outstanding debt balances. Lower average interest rates were also a contributing factor. The average balance on total outstanding debt was $23,780,000 in 2001, compared to $28,346,000 in 2000. The decrease in average debt balances resulted principally from the sale of preferred stock in the amount of $6,000,000 and the application of the proceeds of such sale to reduce debt. As the Company's growth continues, cash flow may require additional borrowed funds, which may cause further increases in interest expense. During 2000, interest costs (including capitalized interest) increased $691,000 as compared to 1999 primarily due to higher outstanding debt balances.

The Company's effective income tax rate was 17.4% in 2001, and 40.0% in 2000 and 1999. The Company did not elect to record the full tax benefit for all 2001 losses in the financial statements.

Capital Expenditures, Capital Resources and Liquidity

Cash Flows From Operating Activities. For 2001, net cash provided by operating activities was $1,743,000 as compared to $4,455,000 net cash provided by operating activities for 2000. The decrease in cash flows can be primarily attributed to the change in the net loss between 2001 and 2000. For 2001, the Company's net loss was $14,630,000, compared to a net loss of $4,916,000 for 2000. This was partially offset by a decrease in merchandise inventories of $10,728,000 in 2001, compared to a decrease in merchandise inventories of $6,665,000 in 2000.

The Company's merchandise inventories decreased $10,728,000 in 2001 compared to an decrease of $6,665,000 for 2000 as a result of an effort to edit assortments, reduce inventory levels and improve inventory turnover. These efforts were begun in 2000 and contributed to the decline in inventory levels in that year also.

Cash Flows From Investing Activities. For 2001, net cash used in investing activities was $770,000, as compared to $1,223,000 for 2000. Capital expenditures totaled $1,118,000, compared to $2,107,000 for 2000. Capital expenditures during 2001 and 2000 were invested principally in remodeling of existing stores and equipment expenditures in existing operations. Capital expenditures during 2000 also included the opening of two new stores.

Cash Flows From Financing Activities. During 2001, the Company made periodic borrowings under its revolving credit facility to finance its inventory purchases, product development and private label programs, store remodeling and equipment purchases for the fiscal year (see "Liquidity").

On February 28, 2001, the Company executed a definitive agreement for the purchase by Inter-Him N.V., of which Ronald de Waal is a Managing Director, from the Company of 300,000 shares of a new Series 2001-A Preferred Stock for a total purchase price of $6 million. See Note 12 to the Consolidated Financial Statements for additional information.

The Company has available a line of credit with its bank. This line had average balances of $17,680,000 and $22,057,000 for 2001 and 2000, respectively. During 2001, this line of credit had a high balance of $22,240,000 and a balance of $15,531,000 as of February 2, 2002. The balance at March 15, 2002 was $18,478,000.

The Company has no off-balance sheet arrangements or transactions with unconsolidated, limited purpose entities, nor does it have any undisclosed material transactions or commitments involving related persons or entities.

Liquidity

The Company considers the following as measures of liquidity and capital resources as of the dates indicated (dollars in thousands).

	2001	2000	1999
Working capital (000s)	**$24,006**	32,009	42,454
Current ratio	**2.97:1**	3.56:1	5.36:1
Ratio of working capital to total assets	**.45:1**	.46:1	.57:1
Ratio of long-term debt (including current maturities) to stockholders' equity*	**.89:1**	.84:1	.75:1

*Preferred stock is treated as equity for this calculation.

The Company's primary needs for liquidity are to finance its inventories and revolving charge accounts and to invest in new stores, remodeling, fixtures and equipment. Cash flow from operations and proceeds from credit facilities represent the Company's sources of liquidity. Management anticipates these sources of liquidity, combined with expected tax refund receipts, to be sufficient in the foreseeable future. As a result of recently-enacted tax legislation, the Company will be able to carry back losses for an additional three years, resulting in expected federal tax refunds in 2002 of approximately $4.2 million. Until received, the Company will be able to borrow against 75% of these tax receivables under its debt agreement which was amended subsequent to February 2, 2002. The Company's capital expenditures budget for 2002 is approximately $2,000,000 to be used for the purchase of fixtures and equipment as well as store remodeling expenses.

See Notes 5 and 14 to the Consolidated Financial Statements for information about restrictions and covenants under the Company's revolving line of credit.

Seasonality

The Company's business is subject to seasonal influences, with the major portion of sales realized during the fall season (third and fourth quarters) of each year, which includes the fall and holiday selling seasons. In light of this pattern, selling, general and administrative expenses are typically higher as a percentage of sales during the spring seasons (first and second quarters) of each year.

Inflation

Inflation affects the costs incurred by the Company in its purchase of merchandise and in certain components of its selling, general and administrative expenses. The Company attempts to offset the effects of inflation through price increases and control of expenses, although the Company's ability to increase prices is limited by competitive factors in its markets. Inflation has had no meaningful effect on sales or net earnings of the Company.

Critical Accounting Policies

In 2001, approximately 23% of the Company's net retail sales were made under its proprietary credit card program, which resulted in customer accounts receivable balances of approximately $6,386,000 at February 2, 2002. The Company has significant experience in managing its credit card program. Each month, the Company reviews all of its credit card accounts and writes off those deemed uncollectible. The allowance for uncollectible accounts is maintained and periodically reviewed. The allowance is primarily based on account write-off trends and aging information. The Company does not expect actual results to vary significantly from its estimate.

The Company uses the retail inventory method. Under this method, the Company records markdowns to value merchandise inventories at net realizable value. The Company closely monitors actual and forecasted sales trends, current inventory levels, and aging information by merchandise categories. If forecasted sales are not achieved, additional markdowns may be needed in future periods to clear excess or slow-moving merchandise, which may result in lower gross margins.

When a store experiences unfavorable operating performance, the Company evaluates whether an impairment charge should be recorded. A store's assets are evaluated for impairment by comparing the store's estimated undiscounted cash flows to the assets' carrying value. If the cash flows are not sufficient to recover the carrying value, the assets are written down to fair value. Impairment losses associated with these reviews have not been significant. However, if comparative store sales decline and general negative economic trends continue, future impairment losses could be significant.

Impact of New Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that an impairment loss be recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and that the measurement of any impairment loss be the difference between the carrying amount and the fair value of the asset. Adoption of SFAS No. 144 is required for financial statements for periods beginning after December 15, 2001. The Company will adopt this new standard effective February 3, 2002 and management believes the adoption of this new standard will not have a material impact on its consolidated financial position or results of operation.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be preceded or followed by or otherwise include the words "anticipates", "believes", "expects", "intends", "estimates", "will", "would", "could" or similar expressions. Such forward-looking statements, which reflect the Company's current views of future events and financial performance, involve known and unknown risks and uncertainties that may cause the Company's actual results to differ materially from planned or expected results. Those risks and uncertainties include, but are not limited to the impact of competition, pricing pressure, product demand and market acceptance risks, mergers and acquisitions, reliance on key strategic alliances, the ability to attract and retain key employees, the availability of cash for growth, fluctuations in operating results, ability to continue funding operating losses, and the ability of new management to improve the Company's financial condition and performance. For all of these reasons, actual results may vary materially from the forward-looking statements. The Company assumes no obligation to update any forward-looking statements.

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

At March 15, 2002, there were 670 record holders of the Company's common stock, ("Common Stock"). The Company's Common Stock is listed on the American Stock Exchange under the symbol "HLD". The table below presents the range of the high and low sales prices, for the periods indicated.

Quarterly Common Stock Price Ranges

2001	High	Low
1st Quarter	$3.50	$2.00
2nd Quarter	$3.00	$1.90
3rd Quarter	$2.75	$1.80
4th Quarter	$2.70	$1.00

2000	High	Low
1st Quarter	$5.00	$2.88
2nd Quarter	$3.13	$1.88
3rd Quarter	$3.13	$2.25
4th Quarter	$2.70	$1.00

Dividend Policy

The Company has never declared or paid cash dividends on its Common Stock and presently intends to retain all earnings for the operation and expansion of its business for the foreseeable future. Any future determination as to the payment of cash dividends will depend on the Company's earnings, capital requirements, financial condition and other factors as the Board of Directors may deem relevant.

On February 28, 2001, the Company executed a definitive preferred stock agreement. See Note 12 to the Consolidated Financial Statements for additional information. Under this preferred stock agreement, each of the 300,000 initially issued shares of preferred stock are convertible into 15.6863 shares of common stock of the Company. Until converted, the preferred stock is entitled to receive quarterly dividends that cumulate annually at a rate of 10% per annum, which would be reduced to 8% per annum if the Company's operating income for any fiscal year ending after February 28, 2001 exceeds $4,735,000. Dividends are payable 50% in cash and 50% in additional shares of preferred stock until February 28, 2003 and thereafter in additional shares of preferred stock or cash as the holder of the preferred stock may elect. Shares of preferred stock issued in respect of dividends are convertible into common stock based upon an average market price of the common stock as of the respective dividend dates.

During 2001, approximately $571,000 of preferred stock dividends were paid. Approximately $256,000 of the total preferred stock dividends was paid in additional shares of preferred stock and approximately $315,000 was paid in cash. The Company's primary lending agreement does not currently allow for the payment of dividends on common stock. This agreement does, however, allow for the distribution of preferred stock dividends.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about the Company's potential exposure to market risks. The term "market risk" for the Company refers to the risk of loss arising from adverse changes in interest rates and various foreign currencies. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how the Company views and manages its ongoing market risk exposures.

Interest Rate

At February 2, 2002, the Company had long-term debt outstanding of approximately $20.4 million. Of this amount, $2.0 million bears interest at a weighted average fixed rate of 7.55%. The remaining $18.4 million bears interest at variable rates which averaged approximately 6.91% during 2001. A 10% increase in short-term interest rates on the variable rate debt outstanding at February 2, 2002 would approximate 69 basis points. Such an increase in interest rates would increase the Company's interest expense by approximately $121,000 assuming borrowed amounts remain outstanding.

The above sensitivity analysis for interest rate risk excludes accounts receivable, accounts payable and accrued liabilities because of the short-term maturity of such instruments. The analysis does not consider the effect this movement may have on other variables including changes in sales volumes that could be indirectly attributed to changes in interest rates. The actions that management would take in response to such a change is also not considered. If it were possible to quantify this impact, the results could well be different than the sensitivity effects shown above.

The table below provides information about the Company's debt obligations that are sensitive to changes in interest rates:

Expected Maturity
(In thousands)

	2002	2003	2004	2005	2006	Thereafter	Total
Long-term debt:							
Variable Rate..........	$ 1,010	$16,596	$ 71	$ 694	$ -	$ -	$18,371
Weighted Average Interest Rate...........	4.64%	4.64%	4.64%	4.64%	4.64%	4.64%	
Fixed Rate..............	$ 969	$ 236	$ 192	$ 83	$ 90	$ 490	$ 2,060
Weighted Average Interest Rate...........	7.55%	7.55%	7.55%	7.55%	7.55%	7.55%	

Foreign Currency

Substantially all of the Company's purchases are priced in U.S. dollars. However, some European purchases are denominated in local currency and, therefore, are subject to the fluctuation in currency exchange rates. From time to time the Company utilizes forward exchange contracts to secure firm pricing related to purchase commitments to be denominated in foreign currencies. The contracts are of varying short-term durations and amounts include a window delivery feature, which provides the Company with an option to enter into a swap agreement in the event that all of the currency is not utilized at the end of the contract's delivery term. The Company's objective in managing its exposure to foreign currency exchange rate fluctuations is to reduce the impact of adverse fluctuations in earnings and cash flows associated with foreign currency exchange rate changes. The principal currency hedged is the Italian lira. The Company regularly monitors its foreign exchange exposures to ensure the overall effectiveness of its foreign currency hedge positions. However, there can be no assurance the Company's foreign currency hedging activities will substantially offset the impact of fluctuations in currency exchange rates on its results of operations and financial position.

The Company had no foreign exchange instruments outstanding at February 2, 2002; therefore, a sensitivity analysis would result in no impact to earnings. Anticipated transactions, firm commitments, and accounts payable denominated in foreign currencies would be excluded from the sensitivity analysis. Additionally, as the Company utilizes foreign currency instruments for hedging anticipated and firmly committed transactions, a loss in fair value for those instruments is generally offset by increases in the value of the underlying exposure. Foreign currency fluctuations did not have a material impact on the Company during 2001, 2000 or 1999.

SELECTED CONSOLIDATED FINANCIAL DATA

The financial information is derived from the audited Consolidated Financial Statements of the Company and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto, appearing elsewhere herein.

	2001	2000	1999	1998	1997
	(Dollar amounts in thousands, except per share data)				
Statements of Earnings Data:					
Sales	**$104,624**	127,484	136,262	129,224	119,919
Percentage increase (decrease)	**(17.9)%**	(6.4)%	5.4%	7.8%	10.8%
Gross profit on sales (1)	**$ 22,590**	33,708	41,125	45,128	38,149
Percentage of sales	**21.6%**	26.4%	30.2%	34.9%	31.8%
(Loss) earnings before income taxes	**$(17,707)**	(8,194)	(4,103)	4,785	74
Percentage of sales	**(16.9)%**	(6.4)%	(3.0)%	3.7%	0.0%
Net earnings (loss) applicable to common stock	**$(15,264)**	(4,916)	(2,462)	2,841	44
Percentage of sales	**(14.6)%**	(3.8)%	(1.8)%	2.2%	0.0%
Net (loss) earnings per common share:					
Basic	**$(2.51)**	(0.81)	(0.41)	0.47	0.01
Diluted	**$(2.51)**	(0.81)	(0.41)	0.47	0.01
Other Operating Data:					
Stores open at end of period	**52**	52	51	44	41
Decline in comparable store sales (52-53 week basis)	**(16.3%)**	(11.9%)	(3.1%)	(1.3%)	(5.4%)
Balance Sheet Data:					
Working capital	**$ 24,106**	32,009	42,454	33,044	35,430
Total assets	**53,726**	69,211	73,879	63,917	63,929
Long-term debt, Net of current maturities	**18,452**	24,533	27,063	16,330	19,708
Stockholders' equity	**16,917**	32,168	37,068	39,521	36,466
Net book value per share	**$2.78**	5.29	6.10	6.51	6.03

(1) In accordance with retail industry practice, gross profit from sales is calculated by subtracting cost of goods sold (including occupancy and central buying expenses) from sales.



BOARD OF DIRECTORS
EXECUTIVE OFFICERS

Harold G. Powell
Founder and Chairman Emeritus

Clark J. Hinkley*
Chief Executive Officer

Rebecca P. Casey*
Executive Vice President,
Trend and Design

Kenneth C. Row
Executive Vice President, Marketing

Jodi L. Taylor
Chief Financial Officer, Secretary

Curt Elliott
Vice President,
Merchandise Planning and Allocation

Eva Gordon
Vice President, Stores

Sheri L. Hunt
Vice President, Manufacturing

Jeff Morrell
Vice President, Human Resources

Michael Zahn
Vice President,
General Merchandise Manager

Robert L. Anderson*
President, Ronus Incorporated

Margaret A. Gilliam*
President, Gilliam & Co.

William Haslem*
President, Pilot Corporation

W. Howard Lester*
Chairman of the Board,
Williams-Sonoma Inc.

Leonard M. Snyder*
CEO and Chairman of the Board,
One Price Clothing Stores Inc.

* indicates board member

Corporate and Shareholder Information

The Company's common stock is listed on the American Stock Exchange under the trading symbol 'HLD'. Arthur Andersen LLP of Oklahoma City, Oklahoma serves as independent certified public accountants.

Harold's Stores Incorporated will hold its annual Shareholders' Meeting at 10 a.m., June 20, 2002, at the Company's Corporate Office in Dallas, 5919 Maple Avenue, Dallas, Texas 75235. For more information call 405-329-4045.

Availability of Annual Report on Form 10-K

Copies of the Company's Annual Report on Form 10-K to the Securities and Exchange Commission may be obtained without charge to shareholders by writing to: Harold's Stores Inc., Shareholder Relations, P.O. Box 2970, Norman, Oklahoma, 73070-2970.

Shareholder Questions

For answers to questions regarding certificate registration changes, lost or stolen certificates, multiple account elimination, mailing address changes, multiple account consolidation or Form 1099-DIV replacement, contact the Company's Transfer Agent: UMB Bank NA, P. O. Box 410064, Kansas City, MO 64141.

Phone: 1-800-884-4225
Fax: (816) 860-3963
Internet: http://www.umb.com

'Safe Harbor' Statement under the Private Securities Litigation Reform Act of 1995

With the exception of historical information, the matters discussed or incorporated by reference in the Annual Report to Shareholders are forward-looking statements that involve risks and uncertainties including, but not limited to: the risks indicated in filings with the Securities and Exchange Commission; an increased presence of competition in the Company's markets; the seasonality of demand for apparel which can be significantly affected by weather patterns, competitors' marketing strategies and change in fashion trends; failure to achieve the expected results of annual merchandising and marketing plans, store opening, closing and other facility expansion plans; the loss of key personnel; and the availability of cash for growth, fluctuations in operating results, ability to continue funding operating losses, and the ability of new management to improve the Company's financial condition and performance, changes in law, regulations, technology and economic conditions. These risks could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, Harold's Stores, Inc.



VISIT A STORE LOCATION NEAR YOU:

ALABAMA
BIRMINGHAM, THE SUMMIT
ARIZONA
PHOENIX, BILTMORE FASHION PARK
CALIFORNIA
PALO ALTO, STANFORD SHOPPING CENTER
COLORADO
LITTLETON, PARK MEADOWS MALL
FLORIDA
TAMPA, CITRUS PARK TOWN CENTER
GEORGIA
ATLANTA, LENOX SQUARE, THE AVENUE
EAST COBB, PERIMETER MALL
ILLINOIS
SKOKIE, OLD ORCHARD CENTER
OAKBROOK, OAKBROOK CENTER
INDIANA
INDIANAPOLIS, KEYSTONE FASHION MALL
KANSAS
LEAWOOD, TOWN CENTER PLAZA
WICHITA, THE BRADLEY FAIR CENTER
KENTUCKY
LOUISVILLE, MALL ST. MATTHEWS
LOUISIANA
BATON ROUGE, CITIPLACE SHOPPING CENTER
MISSISSIPPI
JACKSON, THE ROGUE COMPOUND
MISSOURI
KANSAS CITY, COUNTRY CLUB PLAZA
ST. LOUIS, PLAZA FRONTENAC
NEBRASKA
OMAHA, ONE PACIFIC PLACE
NORTH CAROLINA
CHARLOTTE, SPECIALTY SHOPS ON THE PARK
RALEIGH, CRABTREE VALLEY MALL
OHIO
COLUMBUS, MALL AT TUTTLE CROSSING
OKLAHOMA
NORMAN, CAMPUS CORNER
OKLAHOMA CITY, 50 PENN PLACE
TULSA, THE FARM AND UTICA SQUARE
SOUTH CAROLINA
GREENVILLE, GREENVILLE MALL
TENNESSEE
CORDOVA, WOLFCHASE GALLERIA
MEMPHIS, PERKINS AT POPLAR AVE.
NASHVILLE, THE MALL AT GREEN HILLS
TEXAS
AUSTIN, THE ARBORETUM MARKET
DALLAS, HIGHLAND PARK & THE GALLERIA
FORT WORTH, UNIVERSITY PARK VILLAGE
LUBBOCK, KINGSGATE CENTER
PLANO, PRESTON PARK COLONNADE
SAN ANTONIO, ALAMO QUARRY MARKET
SOUTHLAKE, SOUTHLAKE TOWN SQUARE
UTAH
SALT LAKE CITY, TROLLEY SQUARE CENTER
VIRGINIA
MCLEAN, TYSONS GALLERIA
RICHMOND, RIVER ROAD SHOPPING CENTER

HAROLD POWELL LOCATIONS:
TEXAS
HOUSTON, HIGHLAND VILLAGE, TOWN AND COUNTRY VILLAGE & CHAMPIONS FOREST PLAZA

OUTLET LOCATIONS:
ARIZONA
NEW RIVER, PRIME OUTLETS AT NEW RIVER
GEORGIA
DAWSONVILLE, NORTH GEORGIA PREMIUM OUTLETS
OKLAHOMA
NORMAN, 575 UNIVERSITY BOULEVARD
TEXAS
AUSTIN, 8611 MOPAC EXPRESSWAY
HILLSBORO, PRIME OUTLET CENTER
KATY, KATY MILLS OUTLET CENTER
SAN MARCOS, PRIME OUTLET CENTER
VIRGINIA
WILLIAMSBURG, PRIME OUTLETS AT WILLIAMSBURG

ONLINE
WWW.HAROLDS.COM

KNOWN IN HOUSTON AS HAROLD POWELL

HAROLD'S

